[GRAPHIC OMITTED]

                                                                      99.a(5)(i)

AT THE COMPANY:                                 AT FRB/WEBER SHANDWICK:
Jon Grisham, Investor Relations                 Susan Garland, General Inquiries
516-767-8830                                    212-445-8458


                          ACADIA REALTY TRUST ANNOUNCES
                      "MODIFIED DUTCH AUCTION" TENDER OFFER
                   FOR UP TO 4.8 MILLION OF ITS COMMON SHARES
                     AND COMMON OPERATING PARTNERSHIP UNITS

New York, NY (December 20, 2001) - Acadia Realty Trust (NYSE:AKR), a fully integrated shopping center real estate investment trust, announced today that it is commencing a "modified Dutch Auction" tender offer to purchase up to 4.8 million, or 14% of its outstanding common shares and common operating partnership units (in combination "Shares"). Under the terms of the offer, Acadia shareholders may offer to sell to Acadia all or a portion of the Shares they own within a price range of $6.05 to $ 6.50 per share in cash. The offer begins today and will expire at 11:59 p.m. New York City time on January 22, 2002, unless the offer is extended.

The tender offer allows tendering shareholders to specify the price, within the $6.05 - $6.50 price range, at which they are willing to sell their Shares. Once the offer expires, Acadia will select the lowest purchase price that will allow it to purchase 4.8 million Shares, or such lesser number of Shares as is tendered. All Shares will be purchased at the same price. If more than 4.8 million shares are tendered, the Company will purchase the tendered Shares on a pro rata basis, other than from "odd lot" holders whose tendered Shares will generally be purchased in full. The offer is subject to a number of other terms and conditions that are specified in the Offer to Purchase being distributed to shareholders.

"The tender offer is the final step in the turnaround program we started three years ago," said Kenneth F. Bernstein, Acadia's President and CEO. "First, we have stabilized our core portfolio and are completing the disposition of substantially all of our non-core assets. Second, we have used the proceeds from asset sales to deleverage and strengthen our balance sheet. Third, we have positioned ourselves for growth by forming a new joint venture with several of our large institutional shareholders to acquire $300 million of additional properties. Now, with a strong portfolio, a healthy balance sheet and capitalized for growth, we can address our share overhang issue. The Dutch Auction helps us alleviate an issue, which we believe has, in part, suppressed our share price. More importantly, it does this in a manner which is accretive to our remaining shareholders."

Acadia has also agreed to purchase up to 600,000 Shares (at the same price paid in the tender offer) from Ross Dworman, Chairman of Acadia's Board of Trustees, who currently owns 1.1 million Shares, or 3% of the Company's outstanding Shares. As a result of this transaction, and assuming Acadia's tender offer is fully subscribed, Acadia will have purchased an aggregate of approximately 16% of its outstanding Shares.

While Acadia's Board of Trustees has approved this tender offer, neither Acadia nor its Board of Trustees is making any recommendation to shareholders as to whether to tender or refrain from tendering their Shares or as to the price or prices at which they may choose to tender their Shares. Shareholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which such Shares should be tendered.

Acadia Realty Trust, headquartered on Long Island, NY, is a self-administered equity real estate investment trust structured as an UPREIT, which specializes in the operation, management, leasing, renovation and acquisition of shopping centers properties. The Company currently owns and operates 54 properties totaling approximately 10 million square feet, primarily in the eastern half of the United States. Acadia's principal executive offices are located in Port Washington, New York, with a corporate office located in Manhattan.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of Acadia's common shares. The offer is being made solely by the Offer to Purchase and related Letter of Transmittal. Investors are urged to read Acadia's tender offer statement on Schedule TO filed with the SEC in connection with Acadia's Dutch auction tender offer, which includes as an exhibit the Offer to Purchase and Letter of Transmittal, as well as any amendments or supplements to the statement when they become available, because they contain important information. Each of these documents has been or will be filed with the SEC and investors may obtain them for free from the SEC at the SEC's website (www.sec.gov) or from MacKenzie Partners, Inc., the information agent for the tender offer, by directing such request to MacKenzie Partners, Inc., 156 Fifth Avenue, New York, NY 10010, telephone (800) 322-2885.

Certain matters in this press release may constitute forward-looking statements within the meaning of the Private Litigation Reform Act of 1995 and as such may involve known and unknown risk, uncertainties and other factors which may cause the actual results, performances or achievements of Acadia to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such forward-looking statements speak only as of the date of this document. Acadia expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Acadia's expectations with regard thereto or change in events, conditions or circumstances on which any such statement is based.

For more information on Acadia Realty Trust visit Acadia Realty Trust's Web site at www.acadiarealty.com